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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13D*
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                             ARCO CHEMICAL COMPANY
                           (NAME OF SUBJECT COMPANY)

                        LYONDELL ACQUISITION CORPORATION
                         LYONDELL PETROCHEMICAL COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                                  001920-10-7
                            -----------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             KERRY A. GALVIN, ESQ.
                        LYONDELL ACQUISITION CORPORATION
                       C/O LYONDELL PETROCHEMICAL COMPANY
                           1221 MCKINNEY, SUITE 1600
                              HOUSTON, TEXAS 77010
                                 (713) 652-7300
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                               STEPHEN A. MASSAD
                             BAKER & BOTTS, L.L.P.
                                ONE SHELL PLAZA
                                 910 LOUISIANA
                           HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

 * THIS STATEMENT CONSTITUTES AMENDMENT NO. 1 TO THE STATEMENT ON SCHEDULE 13D OF LYONDELL ACQUISITION CORPORATION AND LYONDELL PETROCHEMICAL COMPANY FILED WITH RESPECT TO THE SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE, OF ARCO CHEMICAL COMPANY.


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  This Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 constitutes
Amendment No. 1 to the Statement on Schedule 13D with respect to Lyondell's and the Purchaser's possible beneficial ownership of Shares pursuant to the Tender and Voting Agreement. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

  Lyondell Petrochemical Company, a Delaware corporation ("Lyondell"), and Lyondell Acquisition Corporation (the "Purchaser"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission on June 24, 1998, with respect to the Purchaser's offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of ARCO Chemical Company, a Delaware corporation, at $57.75 per Share, net to the seller in cash.

ITEM 10. ADDITIONAL INFORMATION.

  (B) AND (C) On June 25, 1998, Lyondell filed a Notification and Report Form with respect to the Offer pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"). Accordingly, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on July 10, 1998. However, the Antitrust Division of the Department of Justice or the Federal Trade Commission may extend the waiting period by requesting additional information or documentary material from Lyondell. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by Lyondell with such request. See Section 15 of the Offer to Purchase filed as Exhibit (a)(1) to the Schedule 14D-1 as originally filed, for additional information concerning the HSR Act and the applicability of United States antitrust laws to the Offer.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 1998

Lyondell Acquisition Corporation

By:     /s/   Kerry A. Galvin
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Name: Kerry A. Galvin
Title: Vice President

Lyondell Petrochemical Company

By:     /s/   Kerry A. Galvin
  -------------------------------------
Name: Kerry A. Galvin
Title: Chief Corporate Counsel and Corporate Secretary

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